EXHIBIT 99.1

Centerra Gold Provides Notice of Fourth Quarter 2025 Results and Conference Call

TORONTO, Jan. 06, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) will release its fourth quarter 2025 operating and financial results, as well as 2026 guidance and 2025 year-end estimates for mineral reserves and mineral resources, after the market closes on Thursday February 19, 2026. The Company will host a conference call and webcast to discuss the results on Friday February 20, 2026, at 9:00 a.m. Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on May 20, 2026.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day March 20, 2026. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 9652977. In addition, the webcast will be archived on Centerra’s website at www.centerragold.com/investor-relations/events-and-presentations/
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.